UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Hayward Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

421298100

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 421298100

1	NAMES OF REPORTING PERSONS MSD Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 71,538,085
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 71,538,085

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,538,085
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 33.9% (1)
12	TYPE OF REPORTING PERSON* PN

(1)

The percentages used herein are calculated based upon 211,276,558 shares of the Issuer’s common stock outstanding as of October 31, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 2, 2022.

CUSIP No. 421298100

1	NAMES OF REPORTING PERSONS MSD Aqua Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 71,538,085
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 71,538,085

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,538,085
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 33.9% (1)
12	TYPE OF REPORTING PERSON* PN

(1)

The percentages used herein are calculated based upon 211,276,558 shares of the Issuer’s common stock outstanding as of October 31, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 2, 2022.

CUSIP No. 421298100

Item 1(a)	Name of Issuer:

The name of the issuer is Hayward Holdings, Inc. (the “Company”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive office is located at 1415 Vantage Park Drive, Suite 400 Charlotte, NC 28203.

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by and on behalf of each of MSD Partners, L.P. (“MSD Partners”) and MSD Aqua Partners, LLC (“MSD Aqua Partners”). MSD Aqua Partners is the direct owner of the securities covered by this statement.

MSD Partners is the investment manager of, and may be deemed to beneficially own securities beneficially owned by MSD Aqua Partners. MSD Partners (GP), LLC (“MSD GP”) is the general partner of, and may be deemed to beneficially own securities beneficially owned by, MSD Partners. Gregg R. Lemkau maintains investment discretion over this investment and therefore may be deemed to beneficially own securities beneficially owned by MSD GP.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 13, 2023, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Neither the filing of this statement nor anything herein shall be construed as an admission that any person other than the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

MSD Aqua Partners and certain affiliates of CCMP Capital Advisors, LP (“CCMP”) and Alberta Investment Management Corporation (“AIMCo”) are parties to a Stockholders’ Agreement (“Stockholders’ Agreement”) with the Issuer, which contains, among other things, certain provisions relating to the timing and manner of disposition of shares of the Issuer.

By virtue of the Stockholders’ Agreement and the obligations and rights thereunder, the Reporting Persons acknowledge and agree that they are acting as a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934 with the other Stockholders and/or certain of their affiliates. Based on information provided by CCMP and AIMCo, as of December 31, 2022 such a “group” would be deemed to beneficially own an aggregate of 136,347,866 shares of Common Stock, which represents 64.5% of the Common Stock of the Issuer, as

CUSIP No. 421298100

of that date. The Reporting Persons expressly disclaim beneficial ownership over any shares of Common Stock that they may be deemed to beneficially own solely by reason of the Stockholders’ Agreement. Certain entities affiliated with CCMP and AIMCo are separately making Schedule 13G filings reporting their beneficial ownership of shares of Common Stock.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of MSD Partners and MSD Aqua Partners is One Vanderbilt Avenue, 26th Floor, New York, New York 10017.

Item 2(c)	Citizenship:

MSD Partners is organized as a limited partnership under the laws of the State of Delaware. MSD Aqua Partners is a limited liability company organized under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP No.:

421298100

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not applicable.

Item 4	Ownership:

CUSIP No. 421298100

A. MSD Partners, L.P.

(a) Amount beneficially owned: 71,538,085

(b) Percent of class: 33.9%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 71,538,085

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 71,538,085

B. MSD Aqua Partners, LLC

(a) Amount beneficially owned: 71,538,085

(b) Percent of class: 33.9%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 71,538,085

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 71,538,085

C. MSD Partners (GP), LLC

(a) Amount beneficially owned: 71,538,085

(b) Percent of class: 33.9%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 71,538,085

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 71,538,085

CUSIP No. 421298100

D. Gregg R. Lemkau

(a) Amount beneficially owned: 71,538,085

(b) Percent of class: 33.9%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 71,538,085

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 71,538,085

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 421298100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 13G is true, complete and correct.

Date: February 13, 2023

MSD Partners, L.P.

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Robert K. Simonds
Robert K. Simonds, Authorized Signatory

MSD Aqua Partners, LLC

By:	MSD Partners, L.P.
Its:	Investment Adviser

By:	MSD Partners (GP), LLC
Its:	General Partner

/s/ Robert K. Simonds
Robert K. Simonds, Authorized Signatory

CUSIP No. 421298100

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement dated February 13, 2023